Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

January 23, 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s Embedded Value Report 2010 dated May 12, 2011, is included as an exhibit and incorporated herein by reference. The Embedded Value 2010 Report, as included in the exhibit, reflects some minor adjustments to the Embedded Value 2010 Report as referred to in our Report on Form 6-K furnished to the SEC on May 17, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: January 23, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

THE HAGUE, MAY 12, 2011

EMBEDDED VALUE

2010

LIFE INSURANCE	PENSIONS	ASSET MANAGEMENT

1.  Highlights

1.1  Overview of embedded value life insurance and total embedded value

A high level overview of embedded value life insurance and total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus the sensitivity of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2010 EUR	Year-end 2009 EUR	%
Life business
Adjusted net worth (ANW)	15,959	13,216	21
Free surplus (FS)	3,261	2,404	36
Required surplus (RS)	12,697	10,811	17

Value of in-force life business (ViF)	9,798	10,081	(3)
Present value future profits (PVFP)	13,570	13,035	4
Cost of capital (CoC)	(3,772)	(2,955)	(28)

Embedded value life insurance (EVLI)	25,756	23,296	11
Other activities
IFRS book value	733	1,137	(36)

Total embedded value before holding activities	26,489	24,434	8

Holding activities	(7,598)	(6,663)	(14)
Market value of debt, capital securities & other net liabilities	(7,098)	(6,187)	(15)
Present value holding expenses	(500)	(477)	(5)
Total embedded value (TEV)	18,891	17,770	6
Value of preferred share capital	(1,170)	(1,301)	10
Total embedded value (TEV) attributable to common shareholders	17,721	16,469	8
TEV attributable to common shareholders per share (EUR)	10.38	9.65	8

The most important items impacting the change in embedded value life insurance during 2010 were1:

¿	Embedded value operating return [2] of EUR 1.3 billion, consisting of EUR 767 million for in-force performance and EUR 555 million for new business value.
¿	An investment variance of EUR 1.9 billion and an impact of EUR (1.3) billion from economic assumption changes due to lower interest rates particularly in the Netherlands.
¿	Net capital movements from the life operations, impacting the EVLI by EUR (0.7) billion.
¿	The strengthening of other currencies against the euro, particularly the US dollar, increasing the EVLI by EUR 1.2 billion.

1 For a more detailed analysis, please refer to section 2.1.2 ‘Movement analysis of embedded value life insurance’.

2 For embedded value operating margins on a constant currency basis, please refer to addendum 2 ‘Movement analysis per region and product segment’.

page 2	Local knowledge. Global power.

The value of other activities decreased to EUR 0.7 billion (see section 2.1 for details).

Debt, capital securities and other net liabilities, which includes the convertible core capital securities funded by the Dutch State, increased by EUR 0.9 billion, as a result of an increase in the market value of debt, more than offsetting the reduction in debt due to the repurchase of convertible core capital securities in 2010 (EUR 0.5 billion).

1.2  New business

A high level overview of the value of new business (VNB) generated by new business sold during the reporting period is contained below in tables 2 and 3. Throughout this report, the VNB is presented net of tax and after an allowance for the cost of carrying required capital on the internal surplus basis unless stated otherwise.

Table 2

Value of new business (amounts in millions)	2010 EUR	2009 EUR	%
Gross value of new business	1,054	1,199	(12)
Tax	(308)	(253)	(22)
Cost of capital	(190)	(178)	(7)
Value of new business	555	767	(28)

Table 3

Value of new business (amounts in millions, after tax)	2010 EUR	2009 EUR	%
Americas	230	293	(22)
The Netherlands	144	184	(22)
United Kingdom	65	170	(62)
New Markets	116	120	(3)
Asia	4	4	0
Central and Eastern Europe	49	46	7
Spain & France	51	82	(38)
Variable Annuities Europe	11	(11)	-
Total	555	767	(28)

The VNB decreased 28% from 2009 (30% on a constant currency basis). The main reason for the decrease was the strategic shift away from spread business, in both the Americas and the UK. The Netherlands also experienced lower VNB as the margins on mortgage business decreased. New Markets share of AEGON’s total VNB increased to 21% (from 16% in 2009).

1.3  Summary of movement analysis

Table 4

Summary of movement analysis (amounts in EUR millions, after tax)	Total 2010	Total 2009
Embedded value life insurance BoY	23,296	22,936

Value of new business (VNB)	555	767
In-force performance	767	560
Embedded value operating return	1,322	1,327

Variance from long-term investment return	1,860	(396)
Change in economic assumptions	(1,332)	(607)
Currency exchange differences	1,192	(153)
Miscellaneous impacts	89	(222)

Embedded value total return	3,131	(51)
Capital movements	(672)	412
Embedded value life insurance EoY	25,756	23,296

Other activities	733	1,137
Holding activities	(7,598)	(6,663)
Total embedded value	18,891	17,770
Embedded value operating margin (A)	5.3%	5.8%

(A) Embedded value operating margin is calculated on a constant currency basis. See addendum 2, tables 15 to 18 for details.

¿	Embedded value operating return was at a similar level to 2009, with stronger in-force performance offsetting a lower level of new business value.
¿

Favorable variances from the long-term investment return of EUR 1.9 billion were partially offset by a negative impact of EUR (1.3) billion from economic assumption changes, both largely caused by the impact in the Netherlands of lower interest rates, which had a positive impact on the derivatives hedging the guarantee reserves, and an offsetting negative impact due to increases in the value of liabilities.

¿	There were net capital movements from the life operations, which impacted the EVLI by EUR (0.7) billion in 2010.
¿	The strengthening of currencies against the euro, particularly the US dollar, increased the EVLI by EUR 1.2 billion.

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1.4 Summary of reconciliation of free surplus in life insurance businesses

Table 5

Summary of reconciliation of free surplus (amounts in EUR millions, after tax)	Total 2010	Total 2009

Free surplus (BOY)	2,404	2,335
Change in Market Value adjustment on Free Surplus	42	17
Return on free surplus	103	160
Earnings on in-force	3,948	3,149
Release of required surplus on inforce	(1,289)	(1,348)
Investment in new business	(1,274)	(1,452)
New business first year strain	(811)	(631)
Required surplus on new business	(463)	(822)
Capital movements (A)	(672)	412
Currency exchange differences	75	14
Other	(75)	(883)
Free surplus (EOY)	3,261	2,404

(A) Net capital movements from covered business only; other activities paid EUR 478m to AEGON NV and EUR 168m to Life businesses, leading to a total net dividend to AEGON NV of EUR 1.3 billion.

The economic value of free surplus in the life business increased during 2010 mainly due to strong earnings on the in-force portfolio (up 25% from 2009) and a reduced level of total capital required to write new business (down 12% from 2009). Capital movements show a net outflow of capital from the covered business in 2010, compared to a net contribution to these businesses in 2009. The impact of Other items is much smaller than last year, due to reduced non-recurring items, particularly the strengthening of the regulatory default assumption in the UK.

1.5  Scope of the report

This report uses the IFRS reporting structure of 2010.

The regional groupings used throughout the report are as follows:

¿	Americas consists of AEGON Canada, AEGON USA, AEGON’s 50% interest in Mongeral (Brazil) and AEGON’s 49% interest in Seguros Argos (Mexico).
¿	The Netherlands, consisting of AEGON’s operating companies in The Netherlands.
¿	UK, consisting of AEGON UK.
¿

New Markets consists of AEGON’s operations in the Czech Republic (including the 90% interest in its partnership in the AEGON Pension Fund), Hungary, Poland, Slovakia, Romania, Turkey, Variable Annuities Europe, Spain (including AEGON’s interests in four partnerships in Spain), AEGON’s 35% interest in La Mondiale Participations (France) and AEGON’s 50% interest in its partnership in China.

A breakdown of the New Market results by region is shown in Addendum 4.

Other activities include the IFRS book value of AEGON’s 26% interest in AEGON Religare (India), AEGON’s 75% interest in Religare AEGON Asset Management (India), AEGON’s 49% interest in AEGON Industrial Fund Management (China), AEGON’s 50% interest in Caixa Terrassa Vida y Pensiones (Spain) and AEGON’s 50% interest in AEGON Sony Life Insurance Company (Japan).

2. Results

This section presents the EVLI and TEV as of December 31, 2010. All profits are in millions of euros and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on internal surplus requirements.

2.1  Value components

The values under the internal surplus requirements are:

Table 6

Embedded value components (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom (A)	New Markets	Total 2010

Life business
Adjusted net worth (ANW)	10,744	3,779	667	768	15,959
Free surplus (FS)	872	2,053	133	202	3,261
Required surplus (RS)	9,872	1,726	534	566	12,697

Value of in-force life business (ViF)	3,982	2,621	2,234	961	9,798
Present value future profits (PVFP)	6,785	3,213	2,413	1,158	13,570
Cost of capital (CoC)	(2,803)	(592)	(179)	(198)	(3,772)

Embedded value life insurance (EVLI)	14,726	6,401	2,901	1,729	25,756

Other activities
IFRS book value	572	(195)	(106)	461	733

Total embedded value per region	15,298	6,206	2,795	2,190	26,489

Holding activities					(7,598)
Market value of debt, capital securities & other net liabilities					(7,098)
Present value holding expenses					(500)
Total embedded value (TEV)					18,891
Value of preferred share capital					(1,170)

Total embedded value (TEV) attributable to common shareholders					17,721

(A) Free Surplus in the UK in this report differs from UK regulatory Pillar I free capital due to exclusion of an internal company loan of admissible value GBP 148 million.

The solvency requirement on which the business is managed is based on the more stringent of the local regulatory requirements and Standard & Poor’s local capital adequacy models at an AA level, plus any additional internally imposed requirements, if applicable 3. This forms the basis for the solvency requirements for the business throughout this report.

The embedded value life insurance increased due to strong positive performance on the in-force business, the contribution from VNB, positive economic variances and favorable currency movements, partially offset by economic assumptions changes. For a detailed discussion of the change in embedded value life insurance from end of year 2009 to end of year 2010 refer to section 2.1.2.

3 The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements.

page 6	Local knowledge. Global power.

The main areas covered by Other activities are banking (EUR 0.5 billion), distribution (EUR 0.1 billion), general insurance (EUR 0.2 billion), health insurance (EUR 0.1 billion), asset management (EUR 0.2 billion) and the company’s pension and employee benefit schemes (EUR 0.1 billion). These are partially offset by the impact of eliminations of intercompany reconciliations in the country units.

Non-recurring expenses

In established operations, certain incurred expenses are considered non-recurring, and are classified as exceptional. For newer operations, such as China or Czech Republic, the VNB and the projection of expenses in the embedded value life insurance reflect longer term expected run rate acquisition and maintenance expenses, with expenses in excess of this also being classified as exceptional.

In total an amount of EUR 112 million, after tax, was considered as exceptional expenses (Americas EUR 10 million, the Netherlands EUR 9 million, UK EUR 57 million and New Markets EUR 36 million), and not included in the derivation of acquisition and maintenance expense assumptions.

Employee pension plan costs

Expense assumptions in the embedded value include the cost of providing employee pension benefits where appropriate. The allowance for these costs fully reflects the long-term cost of providing pensions and is consistent with the allowance for pensions elsewhere in the calculation of the total embedded value. Any pension asset or liability has been included at the IFRS book value, in accordance with International Accounting Standard (IAS) 19.

Embedded options and guarantees

In total, the explicit cost of time value of options and guarantees included in the EVLI for the Group was EUR 1.0 billion, after tax; this value is included in the present value of future profits (please see Addendum 6 for details on how this value is calculated).

As the PVFP explicitly allows for the cost of the time value of embedded options and guarantees, the PVFP for the Netherlands also allows for a positive value of EUR 1.7 billion in relation to the release of EUR 2.6 billion statutory reserve held for financial options and guarantees, and which is backed by an economic hedging program. This value has been established by projecting the future releases to shareholders from the reserve.

2.1.1 Free surplus

Table 7

Reconciliation of free surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	New Markets	Total 2010	Total 2009

Free surplus (BOY)	822	1,114	177	292	2,404	2,335
Change in MV adjustment on FS	2	36	-	5	42	17
Return on free surplus	14	67	5	17	103	160
Earnings on in-force	2,290	1,126	442	91	3,948	3,149
Release of required surplus on inforce	(1,290)	(12)	14	(3)	(1,289)	(1,348)
Investment in new business	(669)	(174)	(325)	(106)	(1,274)	(1,452)
New business first year strain	(409)	(45)	(289)	(68)	(811)	(631)
Required surplus on new business	(261)	(129)	(36)	(37)	(463)	(822)
Capital movements (A)	(362)	(88)	(91)	(130)	(672)	412
Currency exchange differences	66	0	6	3	75	14
Other	0	(16)	(94)	35	(75)	(883)
Free surplus (EOY)	872	2,053	133	202	3,261	2,404

(A) Net capital movements from covered business only; other activities paid EUR 478m to AEGON NV and EUR 168m to Life businesses, leading to a total net dividend to AEGON NV of EUR 1.3 billion.

The economic value of free surplus in the life business increased during 2010 mainly due to:

¿	Return on free surplus of EUR 0.1 billion.
¿	OveraII earnings on in-force operations based on local statutory accounting of EUR 3.9 billion comprising:
¿	In the Americas, the earnings on in-force of EUR 2.3 billion (EUR 0.1 billion higher than 2009) reflecting substantial earnings from life business and fixed annuities.
¿	In the Netherlands, the earnings on in-force of EUR 1.1 billion (EUR 0.8 billion higher than 2009), due to underlying earnings, realized gains and gains on the interest rate hedging program.
¿	In the UK, the earnings on in-force of EUR 0.4 billion.

Partially offset by

¿

An overall increase in required surplus on the in-force portfolio, with impact on free surplus of EUR (1.3) billion. This increase is mainly due to a strengthening of required surplus on in-force, caused by changes to Standard & Poor’s asset factors, which had a negative impact on free surplus of EUR (1.4) billion. This affected primarily the Americas businesses.

¿

Investment in new business, including new business strain and required capital on new business, of EUR (1.3) billion. This is lower than the investment in new business in 2009, largely due to lower fixed annuity volumes in the Americas and lower immediate annuity volumes in the UK, as a result of the strategic shift away from these lines of business.

¿	Net capital movements from the life businesses, with an impact of EUR (0.7) billion.
¿

Other of EUR (0.1) billion, primarily related to the setting up of a provision in the UK to cover policyholder redress under the customer redress program and exceptional staff pension scheme contributions.

Further detail on the reconciliation of free surplus for New Markets is shown in Addendum 4.

page 8	Local knowledge. Global power.

2.1.2 Movement analysis of embedded value life insurance

The change in embedded value life insurance (EVLI) from year to year is split into the following components 4. The main items per region are explained in further detail after table 8 and table 10.

Table 8

Movement analysis 2010 (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	New Markets	Total 2010
Embedded value life insurance BoY	13,415	5,514	2,591	1,777	23,296
Value of new business (VNB)	230	144	65	116	555
Gross value of new business	514	249	101	190	1,054
Tax	(170)	(64)	(27)	(47)	(308)
Cost of capital (after tax)	(114)	(41)	(9)	(26)	(190)
In-force performance	825	(243)	90	95	767
Unwind of discount	1,188	459	221	162	2,030
Operating variances	320	(10)	(101)	(63)	145
Mortality/morbidity	52	(52)	15	4	20
Persistency	(95)	(29)	(6)	(26)	(155)
Maintenance expenses	16	29	(24)	(7)	13
Exceptional expenses	(7)	0	(30)	(21)	(59)
Other	355	41	(56)	(14)	327
Change in operating assumptions	(683)	(692)	(29)	(4)	(1,408)
Mortality/morbidity	85	(618)	7	8	(518)
Persistency	(644)	(4)	(38)	(23)	(709)
Maintenance expenses	150	(51)	(18)	(10)	71
Other	(274)	(20)	20	21	(252)
Embedded value operating return	1,055	(98)	155	211	1,322
Variance from long-term investment return	74	1,577	202	6	1,860
Change in economic assumptions	41	(1,388)	32	(17)	(1,332)
Currency exchange differences	1,099	0	80	13	1,192
Miscellaneous impacts	(596)	883	(69)	(130)	89
Embedded value total return	1,673	975	401	82	3,131
Capital movements	(362)	(88)	(91)	(130)	(672)
Embedded value life insurance EoY	14,726	6,401	2,901	1,729	25,756
Other activities					733
Holding activities					(7,598)
Total embedded value					18,891
Embedded value operating margin (A)	7.2%	(1.8)%	5.8%	11.8%	5.3%

(A) Embedded value operating margin is calculated on a constant currency basis. See addendum 2, tables 15 to 18 for details.

Return on embedded value

The overall embedded value operating margin was 5.3% in 2010 (5.8% in 2009). The embedded value total margin was 13.4% in 2010 ((0.2)% in 2009).

Currency exchange differences

A currency variance of EUR 1.2 billion was primarily caused by the strengthening of other currencies, particularly the US dollar, against the euro.

Capital movements

Capital movements include transfers between life operations, holding activities and non-life operations.

4 Refer to addendum 2 ‘Movement analysis per region and product segment’, tables 15 to 18, for a split per region and per product segment.

Americas

¿	The embedded value operating margin on a constant currency basis was 7.2%.

Operating variance

¿

In-force variance benefited from more efficient financing solutions at Life and Protection as well as increased admissibility of deferred tax assets, both of which are reflected under Other. This positive impact was partially offset by unfavorable persistency experience on universal life contracts.

Operating assumption change

¿

The change in operating assumptions was primarily due to the impact of strengthening persistency assumptions, particularly higher expected shock lapse rates on term products in the Life and Life Reinsurance business, and the implementation of dynamic interest dependent policyholder behavior assumptions which impacted Variable Annuities. These adverse impacts were offset by updated mortality at Life Reinsurance and a favorable change in expense assumptions for the Life business. Furthermore the Variable Annuity business was negatively impacted from the extension of the macro delta equity hedge as well as the increase in the notional amount of the hedge, which is shown under Other.

Investment variance and economic assumptions

¿

The favorable variance from long-term investment return was caused by higher market returns, increasing current and projected fees as well as by lower defaults and more favorable credit spreads. This was partially offset by a decrease in interest rates reducing yields on new investments.

¿

The net change in economic assumptions was positive, mainly due to the reduction in the assumed bond defaults on the portfolio. This was partially offset by an unfavorable decrease in the risk free interest rate. In addition, an increase in the assumed long-term credit spreads had a positive impact.

Miscellaneous impacts

¿

The negative miscellaneous impact reflected the cost of capital of increased S&P capital requirements across most lines of business. In addition, there was a negative impact from modeling adjustments in Life and Life Reinsurance.

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The Netherlands

¿	The embedded value operating margin was (1.8)%.

Operating variance

¿

The main components of the in-force operating variance were unfavorable persistency on Pensions business partially offset by favorable maintenance expenses, better than expected persistency on Life business and positive experience on single premium pension transfers.

Operating assumption change

¿

The change in operating assumptions reflected a large negative impact from assumed increasing longevity in Pensions when changing to the latest Dutch mortality tables, and in addition a negative impact from strengthened maintenance expense assumptions.

Investment variance and economic assumptions

¿

Variance on long-term investments were positive, as all asset classes showed better growth over the year than had been expected, which more than offset the negative change in economic assumptions, leading to a small positive overall impact from economic factors. The major positive impact was due to the impact from the interest rate hedge program and an increase in the guarantee reserve [5] related to traditional policies with profit sharing and unit-linked policies with guarantees. The negative arose from the lower long-term interest rate assumptions impacting the value projection.

Miscellaneous impacts

¿

The miscellaneous impacts reflected modeling improvements on Pensions resulting in a more accurate projection of liability cash flows. Modeling improvements included more granular policyholder information.

5 For the details of the valuation of the guarantee reserve, please refer to addendum 6 ‘Methodology’.

United Kingdom

¿	The embedded value operating margin on a constant currency basis was 5.8%.

Operating variance

¿

The in-force variance included negative impacts from expenses, relating mainly to exceptional and project costs and the impact of a provision set up to cover policyholder redress under the customer redress program. In addition, there were negative contributions from tax and persistency, partially offset by better than expected mortality experience on both Life and Pensions business.

Operating assumption change

¿

Changes to operating assumptions included a negative impact from the strengthening of assumptions relating to future lapse rates on Pensions business and negative impacts from increases to the assumed future costs of ongoing projects. The UK benefitted from the reduction in the corporation tax rate assumed on future profits, from 28% to 27%.

Investment variance and economic assumptions

¿

The variance from long-term investment return was positive, due to a better than expected performance on Pensions business arising from equity market performance and narrowing spreads on corporate bonds. Life business also contributed a positive variance due to movements in assets backing the annuity portfolio and a change in the regulatory valuation basis.

¿

On economic assumptions, a positive impact on Life business arose from a reduction in the default assumption on assets backing the annuity portfolio. On Pensions business, the widening of the risk margin and the increase in the expense inflation assumption had negative impacts.

Miscellaneous impacts

¿

In Miscellaneous the most significant item was due to a change in reporting structure, with a portfolio of business previously being reporting as part of the UK now being reporting as part of Variable Annuities Europe. In addition, there was an exceptional payment to the staff pension scheme.

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New Markets

¿	The embedded value operating margin on a constant currency basis was 12.4%.

Operating variance

¿	The negative in-force operating variance arose largely due to the development expenses in some operations (particularly China and Turkey) and a negative persistency variance in Spain.

Operating assumption change

¿

The change in operating assumptions was slightly negative overall with the negative impact of strengthening persistency assumptions in Spain and Hungary being largely offset by removing an assumed future decrease in the asset management fees in Poland and an improvement in persistency assumption in Slovakia.

Investment variance and economic assumptions

¿	The positive variance from long-term investment return was largely due to the positive impact of better than expected investment return on Variable Annuity products.

Miscellaneous impacts

¿

The most significant item in miscellaneous impacts was a negative impact in Hungary, due to changes in pension legislation and the introduction of a bank tax, partially offset by a reduction in the corporate tax in Hungary. In addition, the change in reporting structure and the inclusion for the first time in Variable Annuities of a portfolio of business previously reported in the UK was also included as a miscellaneous item.

2.1.3  Value of new business

Value of new business (VNB) represents the value created by new business sold during the reporting period. Table 9 links this value to modeled written premium6.

Table 9

Modeled new business	Premium business		Deposit business		VNB
APE(A) and deposits
(amounts in EUR millions)	APE (A)		Deposits (B)
	2010	2009	2010	2009	2010	2009	%
Americas	1,084	997	13,792	17,753	230	293	(22)
The Netherlands	377	328	-	-	144	184	(22)
United Kingdom	1,047	1,070	91	-	65	170	(62)
New Markets	356	357	1,060	525	116	120	(3)
Asia	30	31	-	3	4	4	-
China	30	24	-	-	4	1	300
Taiwan (C)	-	7	-	3	-	2	(100)
Central and Eastern Europe	104	79	324	119	49	46	7
Czech Republic	12	12	33	49	4	6	(33)
Hungary	22	17	90	32	19	24	(21)
Poland	53	38	199	24	16	8	100
Romania	1	1	0	1	2	1	100
Slovakia	8	10	0	2	5	7	(29)
Turkey	8	1	2	12	3	1	200
Spain & France	222	247	51	-	51	82	(38)
France	99	99	-	-	5	4	25
Spain	123	148	51	-	46	77	(40)
Variable Annuities Europe	-	-	685	402	11	(11)	(200)
Total	2,864	2,753	14,943	18,278	555	767	(28)

VNB	440	611	115	156

(A) APE = recurring premium + 1/10 single premium.

(B) Including on and off balance sheet deposits.

(C) Activities in Taiwan divested in April 2009.

6 Refer to addendum 2 ‘Movement analysis per region and product segment’ for the split of VNB per region and per reporting segment.

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Table 10 shows VNB as a ratio of the present value of new business premiums (PVNBP), as well as calculated internal rates of return.

Table 10

2010 VNB summary	Premium business				Deposit business
(amounts in EUR millions)
	VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB		PVNBP	VNB/ PVNBP	Total VNB	Total IRR
Americas	139	4,648	3.0%	12.8%		91	21,040	0.4%	230	12.9%
The Netherlands	144	2,491	5.8%	38.3%		-	-	-	144	14.1%
United Kingdom	65	6,829	1.0%	6.2%	-	0	91	0.0%	65	11.2%
New Markets	92	2,721	3.4%	25.8%		24	1,678	1.4%	116	33.9%
Asia	4	151	3.0%	15.1%		-	-	-	4	15.2%
China	4	151	3.0%	15.1%		-	-	-	4	15.2%
Central and Eastern Europe	37	597	6.2%	35.3%		12	903	1.4%	49	26.5%
Czech Republic	4	70	5.6%	31.3%		0	113	0.1%	4	17.5%
Hungary	13	136	9.5%	58.1%		6	270	2.3%	19	28.9%
Poland	12	310	3.8%	22.5%		5	451	1.0%	16	25.8%
Romania	0	5	8.2%	31.7%		2	50	4.0%	2	28.7%
Slovakia	5	45	10.1%	58.3%		0	3	2.6%	5	28.7%
Turkey	3	30	10.2%	40.8%	-	0	16	-2.9%	3	22.1%
Spain & France	51	1,973	2.6%	22.7%		0	90	0.4%	51	46.0%
France	5	1,215	0.4%	5.2%		-	-	-	5	10.8%
Spain	45	758	6.0%	36.9%		0	90	0.4%	46	>50.0%
Variable Annuities Europe	-	-	-	-		11	685	1.6%	11	19.1%
Total	440	16,689	2.6%	15.4%		115	22,809	0.5%	555	17.4%

In the Americas, VNB decreased 26% in US dollars (down 22% in euros), largely due to the strategic decision to de-emphasize fixed annuities. The main contributor to the decrease in VNB was the reduction in fixed annuity volumes, partially offset by better margins on the variable annuity business. As a result of an improved business mix, IRR in the Americas increased from 11.7% in 2009 to 12.9% in 2010.

The decrease in VNB in the Netherlands was mainly caused by a change in business mix. In particular the margins and production of mortgage business decreased and the annuities production increased, creating a less profitable business mix as a result. The IRR in the Netherlands decreased from 17.4% in 2009 to 14.1% in 2010.

The reduction in VNB in the UK was driven by lower production and lower margins of annuities. The IRR also decreased from 14.0% in 2009 to 11.2% in 2010.

The decrease in VNB in New Markets reflected lower sales and margins in Spain, partially offset by improved VNB results for CEE and Variable Annuities Europe.

2.2  Sensitivities

Table 11 and table 12 reflect the impact of changing the underlying assumptions on the EVLI and the VNB respectively. In each sensitivity scenario, only the stated assumptions have been changed, while keeping other assumptions equal to the ‘base case’. However, any discretionary elements or policyholder behavior assumptions directly impacted by the changed assumption (e.g. bonus rates or dynamic lapses) are assumed to vary with the scenario, if appropriate. The sensitivity results include the impact on the allowances for financial options and guarantees.

2.2.1  Embedded value life insurance sensitivity

Table 11

Sensitivity analysis - Embedded value life insurance (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	New Markets	Total 2010
Base case embedded value life insurance 2010	14,726	6,401	2,901	1,729	25,756
Required surplus at regulatory solvency	13%	2%	0%	2%	8%
100 bps decrease in risk discount rate	6%	6%	8%	7%	6%
100 bps increase in risk discount rate	-5%	-5%	-7%	-6%	-5%
100 bps decrease in risk-free rate, all asset returns and risk discount rate	-2%	7%	7%	2%	2%
100 bps increase in risk-free rate, all asset returns and risk discount rate	0%	-6%	-5%	-2%	-2%
100 bps decrease in equity and property returns	-2%	-5%	-4%	-1%	-3%
100 bps increase in equity and property returns	1%	4%	4%	1%	2%
10% fall in equity markets	-3%	0%	-5%	-1%	-2%
100 bps decrease in fixed interest	-5%	9%	4%	-3%	-1%
100 bps increase in fixed interest	4%	-4%	-3%	3%	1%
10% decrease in lapse rates	3%	0%	3%	3%	2%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	7%	0%	0%	0%	4%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	-2%	-1%	-5%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	9%	-5%	-3%	0%	4%
10% decrease in maintenance expenses	2%	2%	2%	2%	2%

The impact of the change in discount rate on the value of the business depends on the timing of future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates.

The difference in sensitivity to changes in investment returns between the regions mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to investment returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower investment returns may not be fully offset by equally lower crediting rates.

page 16	Local knowledge. Global power.

2.2.2  Value of new business sensitivity

Table 12

Sensitivity analysis - Value of new business (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	New Markets	Total 2010
Base case value of new business 2010	230	144	65	116	555
100 bps decrease in risk discount rate	25%	21%	42%	15%	24%
100 bps increase in risk discount rate	-22%	-18%	-36%	-13%	-20%
100 bps decrease in risk-free rate, all asset returns and risk discount rate	-23%	15%	2%	0%	-5%
100 bps increase in risk-free rate, all asset returns and risk discount rate	21%	-12%	-3%	-1%	5%
100 bps decrease in equity and property returns	-5%	0%	-21%	-2%	-5%
100 bps increase in equity and property returns	6%	0%	24%	2%	6%
100 bps decrease in fixed interest	-36%	-6%	-9%	-11%	-20%
100 bps increase in fixed interest	33%	6%	9%	10%	19%
10% decrease in lapse rates	18%	3%	21%	8%	12%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	27%	1%	1%	1%	12%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	-1%	-3%	-4%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	55%	-1%	-8%	1%	22%
10% decrease in acquisition expenses	14%	2%	22%	6%	11%
10% decrease in maintenance expenses	10%	7%	9%	4%	8%

In general, the VNB is more sensitive to changes in parameters than the in-force. A relatively small change in future profits can have a relatively large impact on a small VNB compared to the EVLI. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a region. However it should be noted that these sensitivities do not provide indication of future new business profitability under alternative conditions, as no allowance is made for the potential to re-price products.

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page 18	Local knowledge. Global power.

Addendum 1: Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on international financial reporting standards (IFRS). Rather, it is based on local regulatory accounting. As the base case, EVLI has been prepared using required capital on the internal surplus basis. The following reconciliation presents the adjustments to the total capital base under IFRS to arrive at the adjusted net worth (ANW) that is based on local regulatory accounting rules.

Table 13

Reconciliation of total capital base to Adjusted Net Worth (amounts in EUR millions)	2010	2009	%
Total capital
AEGON shareholders’ equity (A)	17,210	12,164	41
Capital securities & subordinated debt & (B)	6,347	6,839	(7)
Minority interest	11	10	10
Senior debt related to insurance activities (C)	1,187	958	24

Total capital base	24,755	19,971	24
Other net liabilities(D)	-	(1)

Total capital base and other net liabilities	24,755	19,970	24

Capital in units
Americas	15,967	12,207	31
The Netherlands	4,067	3,544	15
United Kingdom	2,868	2,441	17
New Markets	1,853	1,778	4
Asia	112	60	87
Central and Eastern Europe	556	703	(21)
Spain & France	922	930	(1)
Variable Annuities Europe	93	85	9
Asset Management	170	-

Total	24,755	19,970	24

Allocated to
Life subsidiaries	24,022	18,833	28
Other activities	733	1,137	(36)

Total	24,755	19,970	24

Reconciliation capital in life subsidiaries to adjusted net worth
Capital in life subsidiaries	24,022	18,833	28
Adjustments to local equity	(8,064)	(5,617)	44

Adjusted net worth (ANW)	15,959	13,216	21

(A) Including the preferred share capital (2010: EUR 2,122 million, 2009: EUR 2,122 million).

(B) Including convertible core capital securities (2010: EUR 1.5 billion, 2009: EUR 2 billion).

(C) Borrowings (of which related to insurance activities): EUR 8,518 million (EUR 1,187 million) in 2010 and EUR 7,485 million (EUR 958 million) in 2009.

(D) Carried at the holding companies.

The capital base is largely invested in the life subsidiaries. The remaining capital allocated to other activities is included in total embedded value at IFRS book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting.

The largest part of the adjustment relates to the non-admissibility on a regulatory basis of deferred policy acquisition cost (DPAC) and value of business acquired (VOBA) of the modeled life business 7. The life insurance DPAC in certain countries, most significantly the Netherlands (EUR 0.3 billion), are not eliminated, as they are admissible assets under their regulatory accounting. The impact of the elimination of inadmissible DPAC/VOBA relating to the modeled life business equal EUR (13) billion, asset related differences amount to EUR (1.3) billion, reserve related differences amount to EUR 5.6 billion and the balance of the adjustments, EUR 0.6 billion, is explained by a number of smaller adjustments, including deferred tax and goodwill on moving from IFRS to regulatory accounting. The asset valuation differences in the Americas are down substantially from 2009 as large interest rate related gains have been realized on a regulatory basis but not for IFRS. The reserve valuation differences are higher than in 2009 due to an increase in the Americas, partially offset by a fall in the UK, where local statutory reserves for annuities reflect the impact of lower bond yields.

The differences between embedded value and the accounting treatment of DPAC are discussed in addendum 8.

7 The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on an IFRS basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from IFRS to the local basis is largely offset by an increase in the value of the in-force business.

page 20	Local knowledge. Global power.

Addendum 2: Movement analysis per region and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole and for the different regions. First, the AEGON total split by reporting segment is presented in euros and then the movement of the four regions per reporting segment is stated in euros except for the Americas and the United Kingdom which are stated in local currency with only the opening and closing value and the value of the other activities translated into euros. The product segments are in line with the product segments used for primary financial reporting under IFRS during 2010.

AEGON Group

Table 14

Movement analysis 2010	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-life	Associates	Run-off Business	Total
(amounts in EUR millions, after tax)
Embedded value life insurance BoY	8,590	3,617	8,164	1,843	264	553	266	23,296
Value of new business (VNB)	269	58	149	43	7	29	-	555
Gross value of new business	536	91	257	97	13	60	-	1,054
Tax	(154)	(28)	(71)	(32)	(3)	(19)	-	(308)
Cost of capital (after tax)	(112)	(5)	(38)	(21)	(2)	(12)	-	(190)
In-force performance	706	147	(63)	(89)	9	18	40	767
Unwind of discount	741	336	714	162	19	43	15	2,030
Operating variances	(13)	272	(57)	(35)	(13)	(16)	7	145
Changes in operating assumptions	(22)	(461)	(720)	(216)	3	(10)	17	(1,408)
Embedded value operating return	975	205	86	(46)	16	46	40	1,322
Variance from long-term inv. return	301	3	1,507	5	6	(5)	43	1,860
Change in economic assumptions	(56)	16	(1,270)	(17)	(14)	(7)	15	(1,332)
Currency exchange differences	495	282	240	153	-	1	21	1,192
Miscellaneous impacts	(526)	(105)	942	(107)	24	(35)	(105)	89
Embedded value total return	1,189	402	1,506	(11)	33	(0)	14	3,131
Capital movements	(465)	310	(242)	(284)	(26)	46	(10)	(672)
Embedded value life insurance EoY	9,313	4,328	9,428	1,547	271	599	270	25,756
Other activities								733
Holding activities								(7,598)
Total embedded value								18,891
Embedded value operating margin (A)	10.7%	5.2%	0.8%	(2.3)%	6.2%	8.3%	13.6%	5.3%
VNB, PVNBP and APE (amounts in EUR millions, after tax)	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-life	Associates	Run-off Business	Total
Value of new business 2010	269	58	149	43	7	29	-	555
Present value of new business premiums	6,874	6,344	23,806	855	81	1,538	-	39,498
APE (B)	1,265	-	1,337	116	10	136	-	2,864
Deposits	595	6,342	8,001	-	-	4	-	14,943

(A)	Embedded value operating margin is calculated on a constant currency basis. See tables 15 to 18 for details.
(B)	APE = recurring premium + 1/10 single premium.

page 22	Local knowledge. Global power.

Americas

Table 15

Movement analysis 2010	Life	Individual savings and retirement			Pensions	Life Re- insurance	Canada (B)	Non-life	Associates	Run-off Business	Total
(amounts in USD millions unless stated otherwise, after tax)	Life and Protection	Fixed annuities	Variable annuities	Retail mutual Funds	Employer solutions & Pensions
Embedded value life insurance BoY (EUR millions)	5,091	2,049	1,271	63	2,185	1,843	634	-	12	266	13,415
Embedded value life insurance BoY	7,334	2,952	1,832	91	3,148	2,654	914	-	17	384	19,326
Value of new business (VNB)	114	1	60	11	59	57	(3)	-	7	-	304
Gross value of new business	306	(6)	100	16	102	128	22	-	12	-	679
Tax	(101)	2	(33)	(5)	(34)	(42)	(7)	-	(4)	-	(225)
Cost of capital (after tax)	(91)	5	(7)	-	(10)	(28)	(18)	-	(1)	-	(151)
In-force performance	740	410	(242)	2	253	(118)	(6)	-	(2)	52	1,089
Unwind of discount	596	227	193	-	252	214	68	-	-	20	1,570
Operating variances	117	95	253	2	57	(47)	(63)	-	(2)	10	422
Changes in operating assumptions	27	88	(689)	-	(56)	(285)	(10)	-	-	22	(902)
Embedded value operating return	854	411	(183)	13	312	(61)	(9)	-	5	52	1,393
Variance from long-term inv. return	(87)	4	38	3	90	7	(13)	-	-	56	98
Change in economic assumptions	16	61	(40)	(0)	33	(23)	(14)	-	1	20	54
Currency exchange differences	17	-	-	-	-	5	49	-	-	-	71
Miscellaneous impacts	(327)	(148)	5	19	(61)	(141)	38	-	(34)	(138)	(787)
Embedded value total return	473	327	(180)	35	375	(212)	50	-	(29)	(10)	830
Capital movements	(420)	(213)	688	12	(235)	(376)	0	-	78	(14)	(479)
Embedded value life insurance EoY	7,387	3,066	2,340	138	3,288	2,067	963	-	67	361	19,676

Embedded value life insurance EoY (EUR millions)	5,528	2,295	1,752	103	2,460	1,547	721	-	50	270	14,726
Other activities (EUR millions)											572
Total embedded value for Americas (EUR millions)											15,298
Embedded value operating margin	11.6%	13.9%	(10.0)%	13.9%	9.9%	(2.3)%	(1.0)%	-	26.4%	13.6%	7.2%
VNB, PVNBP and APE	Life	Individual			Pensions	Life Re- insurance	Canada (B)	Non-life	Associates	Run-off Business	Total
(amounts in USD millions, after tax)	Life and Protection	Fixed annuities	Variable annuities	Retail mutual Funds	Employer solutions & Pensions
Value of new business 2010	114	1	60	11	59	57	(3)	-	7	-	304
Present value of new business premiums	4,192	484	3,927	3,486	19,903	1,130	689	-	123	-	33,934
APE (A)	1,088	-	-	-	133	153	57	-	-	-	1,431
Deposits	-	484	3,927	3,486	10,021	-	300	-	-	-	18,219

(A)	APE = recurring premium + 1/10 single premium.
(B)	Canada contains both Life and IS&R business

The Netherlands

Table 16

Movement analysis 2010	Life	Individual	Pensions	Life Re-	Non-Life	Associates	Run-off	Total
(amounts in EUR millions, after tax)	Life and Savings	savings and retirement		insurance			Business
Embedded value life insurance BoY (EUR millions)	1,858	-	3,392	-	264	-	-	5,514
Embedded value life insurance BoY	1,858	-	3,392	-	264	-	-	5,514
Value of new business (VNB)	101	-	36	-	7	-	-	144
Gross value of new business	154	-	82	-	13	-	-	249
Tax	(39)	-	(21)	-	(3)	-	-	(64)
Cost of capital (after tax)	(15)	-	(25)	-	(2)	-	-	(41)
In-force performance	75	-	(327)	-	9	-	-	(243)
Unwind of discount	127	-	313	-	19	-	-	459
Operating variances	(4)	-	7	-	(13)	-	-	(10)
Changes in operating assumptions	(47)	-	(648)	-	3	-	-	(692)
Embedded value operating return	176	-	(291)	-	16	-	-	(98)
Variance from long-term inv. return	264	-	1,308	-	6	-	-	1,577
Change in economic assumptions	(112)	-	(1,261)	-	(14)	-	-	(1,388)
Currency exchange differences	-	-	-	-	-	-	-	-
Miscellaneous impacts	(325)	-	1,184	-	24	-	-	883
Embedded value total return	2	-	940	-	33	-	-	975
Capital movements	(50)	-	(13)	-	(26)	-	-	(88)
Embedded value life insurance EoY	1,810	-	4,320	-	271	-	-	6,401
Embedded value life insurance EoY (EUR millions)	1,810	-	4,320	-	271	-	-	6,401
Other activities (EUR millions)								(195)
Total embedded value for the Netherlands (EUR millions)								6,206
Embedded value operating margin	9.5%	-	(8.6)%	-	6.2%	-	-	(1.8)%

VNB, PVNBP and APE	Life	Individual	Pensions	Life Re-	Non-Life	Associates	Run-off	Total
(amounts in EUR millions, after tax)	Life and Savings	savings and retirement		insurance			Business
Value of new business 2010	101	-	36	-	7	-	-	144
Present value of new business premiums	753	-	1,656	-	81	-	-	2,491
APE (A)	83	-	283	-	10	-	-	377
Deposits	-	-	-	-	-	-	-	-

(A)	APE = recurring premium + 1/10 single premium.

page 24	Local knowledge. Global power.

United Kingdom

Table 17

Movement analysis 2010	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-Life	Associates	Run-off Business	Total
(amounts in GBP millions unless stated otherwise, after tax)
Embedded value life insurance BoY (EUR millions)	431	-	2,160	-	-	-	-	2,591
Embedded value life insurance BoY	383	-	1,918	-	-	-	-	2,301
Value of new business (VNB)	8	-	47	-	-	-	-	56
Gross value of new business	21	-	66	-	-	-	-	86
Tax	(6)	-	(18)	-	-	-	-	(23)
Cost of capital (after tax)	(7)	-	(1)	-	-	-	-	(7)
In-force performance	54	-	24	-	-	-	-	77
Unwind of discount	46	-	143	-	-	-	-	189
Operating variances	(2)	-	(85)	-	-	-	-	(86)
Changes in operating assumptions	9	-	(34)	-	-	-	-	(25)
Embedded value operating return	62	-	71	-	-	-	-	133
Variance from long-term inv. return	62	-	110	-	-	-	-	173
Change in economic assumptions	45	-	(17)	-	-	-	-	27
Currency exchange differences	-	-	-	-	-	-	-	-
Miscellaneous impacts	(23)	-	(36)	-	-	-	-	(59)
Embedded value total return	146	-	128	-	-	-	-	274
Capital movements	(44)	-	(33)	-	-	-	-	(77)
Embedded value life insurance EoY	484	-	2,013	-	-	-	-	2,497
Embedded value life insurance EoY (EUR millions)	562	-	2,339	-	-	-	-	2,901
Other activities (EUR millions)								(106)
Total embedded value for United Kingdom (EUR millions)								2,795
Embedded value operating margin	16.2%	-	3.7%	-	-	-	-	5.8%

VNB, PVNBP and APE	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-Life	Associates	Run-off Business	Total
(amounts in GBP millions, after tax)
Value of new business 2010	8	-	47	-	-	-	-	56
Present value of new business premiums	630	-	5,282	-	-	-	-	5,912
APE (A)	81	-	814	-	-	-	-	895
Deposits	-	-	78	-	-	-	-	78

(A)	APE = recurring premium + 1/10 single premium.

New Markets

Table 18

Movement analysis 2010	Life	Individual savings and	Pensions	Life Re-	Non-life	Associates	Run-off	Total
(amounts in EUR millions, after tax)		retirement		insurance			Business
Embedded value life insurance BoY (EUR millions)	751	59	427	-	-	541	-	1,777
Embedded value life insurance BoY	751	59	427	-	-	541	-	1,777
Value of new business (VNB)	70	10	12	-	-	24	-	116
Gross value of new business	106	11	21	-	-	51	-	190
Tax	(25)	(1)	(4)	-	-	(16)	-	(47)
Cost of capital (after tax)	(11)	-	(5)	-	-	(11)	-	(26)
In-force performance	41	(10)	45	-	-	19	-	95
Unwind of discount	71	5	43	-	-	43	-	162
Operating variances	(36)	(5)	(8)	-	-	(15)	-	(63)
Changes in operating assumptions	6	(11)	11	-	-	(10)	-	(4)
Embedded value operating return	111	(1)	58	-	-	43	-	211
Variance from long-term inv. return	4	5	2	-	-	(5)	-	6
Change in economic assumptions	(1)	4	(13)	-	-	(7)	-	(17)
Currency exchange differences	8	2	3	-	-	-	-	13
Miscellaneous impacts	38	(4)	(154)	-	-	(10)	-	(130)
Embedded value total return	160	6	(105)	-	-	21	-	82
Capital movements	(105)	-	(13)	-	-	(13)	-	(130)
Embedded value life insurance EoY	806	65	309	-	-	549	-	1,729
Embedded value life insurance EoY (EUR millions)	806	65	309	-	-	549		1,729
Other activities (EUR millions)								461
Total embedded value for New Markets (EUR millions)								2,190
Embedded value operating margin	15.0%	(1.3)%	13.5%	-	-	7.9%	-	11.8%

VNB, PVNBP and APE (amounts in EUR millions, after tax)	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-life	Associates	Run-off Business	Total
Value of new business 2010	70	10	12	-	-	24	-	116
Present value of new business premiums	1,915	138	901	-	-	1,444	-	4,399
APE (A)	221	-	-	-	-	136	-	356
Deposits	595	137	324	-	-	4	-	1,060

(A)	APE = recurring premium + 1/10 single premium.

page 26	Local knowledge. Global power.

Addendum 3: Embedded Value 2010 by product segments

This addendum provides the split of the embedded value into product segments effective for IFRS reporting.

AEGON Group

Table 19

Embedded value components	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-life	Associates	Run-off Business	Total
(amounts in EUR millions, after tax)
Life business
Adjusted net worth (ANW)	4,636	4,281	4,450	869	115	378	1,230	15,959
Free surplus (FS)	1,188	157	1,924	19	30	(7)	(49)	3,261
Required surplus (RS)	3,448	4,124	2,526	850	85	385	1,280	12,697

Value of in-force life business (ViF)	4,678	48	4,978	678	156	221	(960)	9,798
Present value future profits (PVFP)	6,151	815	5,849	882	188	342	(658)	13,570
Cost of capital (CoC)	(1,473)	(768)	(871)	(204)	(32)	(121)	(303)	(3,772)
Embedded value life insurance (EVLI)	9,313	4,328	9,428	1,547	271	599	270	25,756

Americas

Table 20

Embedded value components	Life	Individual savings and retirement			Pensions
(amounts in EUR millions, after tax)	Life and Protection	Fixed annuities	Variable annuities	Retail mutual Funds	Employer solutions & Pensions	Life Re- insurance	Canada (A)	Non-life	Associates	Run-off Business	Total
Life business
Adjusted net worth (ANW)	2,762	2,385	1,753	-	1,047	869	656	-	41	1,230	10,744
Free surplus (FS)	720	31	112	-	3	19	37	-	(1)	(49)	872
Required surplus (RS)	2,041	2,354	1,641	-	1,044	850	620	-	42	1,280	9,872

Value of in-force life business (ViF)	2,767	(90)	(1)	103	1,414	678	65	-	8	(960)	3,982
Present value future profits (PVFP)	3,654	233	410	103	1,766	882	372	-	23	(658)	6,785
Cost of capital (CoC)	(887)	(323)	(411)	-	(353)	(204)	(308)	-	(15)	(303)	(2,803)

Embedded value life insurance (EVLI)	5,528	2,295	1,752	103	2,460	1,547	721	-	50	270	14,726

(A)	Canada contains both Life and IS&R business

The Netherlands

Table 21

Embedded value components	Life	Individual
(amounts in EUR millions, after tax)	Life and Savings	savings and retirement	Pensions	Life Re- insurance	Non-Life	Associates	Run-off Business	Total
Life business
Adjusted net worth (ANW)	694	-	2,970	-	115	-	-	3,779
Free surplus (FS)	374	-	1,649	-	30	-	-	2,053
Required surplus (RS)	320	-	1,321	-	85	-	-	1,726

Value of in-force life business (ViF)	1,116	-	1,349	-	156	-	-	2,621
Present value future profits (PVFP)	1,231	-	1,793	-	188	-	-	3,213
Cost of capital (CoC)	(115)	-	(444)	-	(32)	-	-	(592)

Embedded value life insurance (EVLI)	1,810	-	4,320	-	271	-	-	6,401

United Kingdom

Table 22

Embedded value components
(amounts in EUR millions, after tax)	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-Life	Associates	Run-off Business	Total
Life business
Adjusted net worth (ANW)	324	-	343	-	-	-	-	667
Free surplus (FS)	(88)	-	222	-	-	-	-	133
Required surplus (RS)	412	-	121	-	-	-	-	534

Value of in-force life business (ViF)	238	-	1,996	-	-	-	-	2,234
Present value future profits (PVFP)	372	-	2,041	-	-	-	-	2,413
Cost of capital (CoC)	(133)	-	(46)	-	-	-	-	(179)

Embedded value life insurance (EVLI)	562	-	2,339	-	-	-	-	2,901

New markets

Table 23

Embedded value components
(amounts in EUR millions, after tax)	Life	Individual savings and retirement	Pensions	Life Re- insurance	Non-life	Associates	Run-off Business	Total
Life business
Adjusted net worth (ANW)	332	10	90	-	-	336	-	768
Free surplus (FS)	153	6	49	-	-	(6)	-	202
Required surplus (RS)	179	4	40	-	-	342	-	566

Value of in-force life business (ViF)	474	54	219	-	-	213	-	961
Present value future profits (PVFP)	536	56	248	-	-	319	-	1,158
Cost of capital (CoC)	(61)	(2)	(29)	-	-	(106)	-	(198)

Embedded value life insurance (EVLI)	806	65	309	-	-	549	-	1,729

page 28	Local knowledge. Global power.

Addendum 4: Breakdown of New Markets by regions

This addendum provides the breakdown of the reconciliation of free surplus, movement analysis and sensitivity tables for New Markets by region.

Free surplus movement for New Markets

Table 24

Reconciliation of free surplus (amounts in EUR millions, after tax)	Asia	Central & Eastern Europe	Spain & France	Variable Annuities Europe	New Markets Total 2010

Free surplus (BOY)	5	253	35	(1)	292
Change in MV adjustment on FS	(0)	0	4	-	5
Return on free surplus	0	14	2	1	17
Earnings on in-force	2	57	33	(1)	91
Release of required surplus on inforce	1	13	(12)	(5)	(3)
Investment in new business	(9)	(76)	(13)	(8)	(106)
New business first year strain	(5)	(57)	0	(7)	(68)
Required surplus on new business	(4)	(19)	(14)	(1)	(37)
Capital movements	17	(112)	(35)	-	(130)
Currency exchange differences	1	2	0	0	3
Other	(9)	2	12	30	35
Free surplus (EOY)	7	154	27	15	202

The economic value of the free surplus for New Markets decreased during 2010.

The main impacts that increased the free surplus were:

¿	Earnings on in-force of EUR 91 million, largely from CEE and Spain & France.
¿	A release of required surplus on in-force largely related to Variable Annuities Europe.

More than offset by:

¿	Investment in new business of EUR (106) million.
¿	Dividends paid from CEE and Spain & France, shown in capital movements.

Movement analysis of embedded value life insurance for New Markets

Table 25

Movement analysis 2010 (amounts in EUR millions, after tax)	Asia	Central & Eastern Europe	Spain & France	Variable Annuities Europe	New Markets Total 2010
Embedded value life insurance BoY	30	964	726	57	1,777
Value of new business (VNB)	4	49	51	11	116
Gross value of new business	10	72	95	13	190
Tax	(3)	(14)	(29)	(2)	(47)
Cost of capital (after tax)	(3)	(9)	(14)	0	(26)
In-force performance	(7)	84	33	(15)	95
Unwind of discount	3	92	56	11	162
Operating variances	(10)	(27)	(18)	(7)	(63)
Mortality/morbidity	(0)	5	(1)	1	4
Persistency	(0)	(7)	(20)	3	(26)
Maintenance expenses	0	(3)	(1)	(4)	(7)
Exceptional expenses	(9)	(12)	0	0	(21)
Other	(0)	(11)	4	(7)	(14)
Changes in operating assumptions	0	19	(5)	(18)	(4)
Mortality/morbidity	0	9	2	(2)	8
Persistency	(0)	(0)	(16)	(6)	(23)
Maintenance expenses	0	(10)	10	(10)	(10)
Other	0	21	(1)	0	21
Embedded value operating return	(3)	133	84	(4)	211
Variance from long-term inv. return	(0)	4	(5)	7	6
Change in economic assumptions	(0)	(7)	(8)	(2)	(17)
Currency exchange differences	4	5	0	4	13
Miscellaneous impacts	0	(183)	(7)	61	(130)
Embedded value total return	0	(48)	65	65	82
Capital movements	17	(112)	(35)	0	(130)
Embedded value life insurance EoY	47	804	755	123	1,729
Other activities					461
Total embedded value for New Markets					2,190
Embedded value operating margin (A)	(8.8)%	13.7%	11.6%	(6.6)%	11.8%

(A) Embedded value operating margin is calculated on a constant currency basis.

Asia

¿	The embedded value operating margin on a constant currency basis was (8.8)%.
¿	The in-force variance was negative largely due to the impact of expense overruns in China due to the start-up nature of the company.
¿	The rise in value of the Chinese currency against the euro had a positive impact.

page 30	Local knowledge. Global power.

Central & Eastern Europe

¿	The embedded value operating margin on a constant currency basis was 13.7%.
¿

The in-force variance included negative variances from exceptional expenses in Turkey, due to the stage of development of the operation, and worse than expected persistency in Hungary, for both Life and Mortgage business. These were partially offset by lighter than expected claims for Life business in Poland and Hungary.

¿

Changes to operating assumptions were mainly driven by Poland and Slovakia. In Poland, this was due to a change in the future assumed asset management fee and positive change in maintenance expenses. In Slovakia, there was a positive persistency change as a result of improving the Pension persistency assumption in line with experience. This was partially offset by Hungary, due to negative persistency change and maintenance expenses assumption change as a result of revised expense allocation between Life and Non-life businesses.

¿

The variance from long-term investment return was positive largely due to favorable equity returns in Poland, partially offset with a small negative impact from fixed interest returns across the region.

¿	On economic assumptions, the negative impact was mainly driven by an overall decrease of fixed interest returns and from the increase in risk discount rates, particularly in Hungary and Poland.
¿

Miscellaneous was mainly related to the impact of changes in the mandatory pensions legislation in Hungary, which had a significant negative impact on the in-force pension portfolio. Also in Hungary, the recently introduced bank tax had additional further negative impact, but was partially offset by a positive impact due to a corporate tax legislation change.

Spain & France

¿	The embedded value operating margin on a constant currency basis was 11.6%.
¿	The in-force variance included negative variances from persistency, mainly driven by worse than expected persistency in Spain, particularly on risk products.
¿	Changes in operating assumptions was mainly driven by a strengthening of persistency assumptions in Spain, partially offset by an improvement in the maintenance expense assumption.

Variable Annuities Europe

¿	The embedded value operating margin on a constant currency basis was (6.6)%.
¿	The Miscellaneous item included a transfer of a portfolio of business from the UK segment at the start of 2010.
¿	A strengthened maintenance expense assumption produced a negative impact.
¿	The variance from long-term investment assumptions largely reflected the positive impact of better than expected investment performance leading to reserve releases on Variable Annuity business.

Embedded Value life insurance sensitivities for New Markets

Table 26

Sensitivity analysis - Embedded value life insurance (amounts in EUR millions, after tax)	Asia	Central and Eastern Europe	Spain & France	Variable Annuities Europe	New Markets Total 2010
Base case embedded value life insurance 2010	47	804	755	123	1,729
Required surplus at regulatory solvency	8%	3%	1%	0%	2%
100 bps decrease in risk discount rate	6%	6%	7%	6%	7%
100 bps increase in risk discount rate	-5%	-5%	-6%	-5%	-6%
100 bps decrease in risk-free rate, all asset returns and risk discount rate	-14%	2%	3%	3%	2%
100 bps increase in risk-free rate, all asset returns and risk discount rate	12%	-2%	-3%	-2%	-2%
100 bps decrease in equity and property returns	0%	-1%	-1%	-1%	-1%
100 bps increase in equity and property returns	0%	1%	1%	2%	1%
10% fall in equity markets	-1%	-1%	-1%	-1%	-1%
100 bps decrease in fixed interest	-19%	-3%	-3%	0%	-3%
100 bps increase in fixed interest	18%	3%	3%	1%	3%
10% decrease in lapse rates	0%	3%	3%	1%	3%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	0%	0%	0%	0%	0%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	0%	-11%	0%	-5%
1% mortality/ morbidity improvement per year for the entire projection period	1%	0%	0%	0%	0%
10% decrease in maintenance expenses	1%	2%	2%	3%	2%

page 32	Local knowledge. Global power.

Value of new business sensitivity for New Markets

Table 27

Sensitivity analysis - Value of new business (amounts in EUR millions, after tax)	Asia	Central and Eastern Europe	Spain & France	Variable Annuities Europe	New Markets Total 2010
Base case value of new business 2010	4	49	51	11	116
100 bps decrease in risk discount rate	20%	17%	12%	14%	15%
100 bps increase in risk discount rate	-18%	-15%	-10%	-13%	-13%
100 bps decrease in risk-free rate, all asset returns and risk discount rate	-69%	5%	2%	3%	0%
100 bps increase in risk-free rate, all asset returns and risk discount rate	56%	-4%	-2%	-2%	-1%
100 bps decrease in equity and property returns	0%	-2%	-1%	-4%	-2%
100 bps increase in equity and property returns	0%	2%	1%	4%	2%
100 bps decrease in fixed interest	-82%	-8%	-8%	-7%	-11%
100 bps increase in fixed interest	80%	8%	8%	4%	10%
10% decrease in lapse rates	3%	9%	8%	4%	8%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	2%	2%	1%	0%	1%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	0%	-10%	1%	-4%
1% mortality/ morbidity improvement per year for the entire projection period	2%	2%	0%	0%	1%
10% decrease in acquisition expenses	3%	7%	1%	29%	6%
10% decrease in maintenance expenses	7%	7%	1%	4%	4%

Addendum 5: Outcome based on the regulatory surplus requirement

Table 28

Embedded value components - Regulatory surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	New Markets	Total 2010	Total 2009

Life business
Adjusted net worth (ANW)	10,743	3,779	667	768	15,958	13,214
Free surplus (FS)	7,277	2,438	133	286	10,134	7,575
Required surplus (RS)	3,466	1,341	534	483	5,824	5,639

Value of in-force life business (ViF)	5,846	2,725	2,234	997	11,801	11,524
Present value future profits (PVFP)	6,785	3,213	2,413	1,158	13,570	13,035
Cost of capital (CoC)	(940)	(488)	(179)	(161)	(1,768)	(1,511)

Embedded value life insurance (EVLI)	16,589	6,504	2,901	1,765	27,759	24,738

Other activities
IFRS book value	572	(195)	(106)	461	733	1,137

Total embedded value per region	17,161	6,309	2,795	2,227	28,492	25,920

Holding activities					(7,598)	(6,663)
Market value of debt, capital securities & other net liabilities					(7,098)	(6,187)
Present value holding expenses					(500)	(477)
Total embedded value (TEV)					20,894	19,257

page 34	Local knowledge. Global power.

Addendum 6: Methodology

Introduction

AEGON has long used embedded value as a management tool for its life insurance operations. AEGON’s management believes that embedded value, in conjunction with other publicly disclosed financial information, can provide valuable additional information for analysts and investors to assess a reasonable range of values inherent in the business.

Embedded value life insurance (EVLI) is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. EVLI should not be viewed as a substitute for AEGON’s primary financial statements.

EVLI represents the contributed capital invested in AEGON’s life operations, available surplus or adjusted net worth (ANW), and the value of in-force life business (VIF). The latter equals the present value of expected future profits arising from the existing book of life insurance business, including new business sold in the reporting period, less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) is an additional measure used by management in considering shareholders’ interest in the value of the existing business. TEV represents the sum of the embedded value life insurance, the IFRS book value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the market value of AEGON’s debt, capital securities and other net liabilities. IFRS measures have been used to value the holding activities, as this is the accounting basis on which AEGON’s primary financial statements are based.

EVLI calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. IFRS) as these regulatory requirements determine when profits can be distributed to shareholders. As the base case, EVLI has been prepared using required capital on the internal surplus basis. This presentation has been adopted, as this is how the business is managed and is consistent with European Embedded Value (EEV) Principles.

The methodology AEGON uses to calculate EVLI is consistent with EEV Principles. This disclosure document is in compliance with the additional guidance on minimum required disclosures of sensitivities and other items under EEV, as published by the CFO Forum in October 2005.

Scope

Each division in each country unit calculates the embedded value life insurance (EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations.

All business not included in the life entities, such as general insurance, A&H in non-life entities and banking products is referred to as other activities. All business in non-life entities is valued at IFRS book value.

The sum of the embedded value life insurance per region and the value of the other activities is referred to as total embedded value per region.

The adjustments in respect of the holding activities comprise two parts:

¿	Debt, capital securities and other net liabilities included at their market values.
¿	The present value of future after tax holding expenses, representing the expenses incurred by the Group staff departments which are not allocated to the country units.

The sum of the total embedded value per region and the adjustment in respect of the holding activities represents the total embedded value (TEV).

The total embedded value less the value of the preferred share capital represents the total embedded value attributable to common shareholders. The preferred share capital is valued by discounting the expected dividends at the weighted average cost of capital (WACC). This amount is then reduced by 5% to represent a liquidity discount adjustment.

Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming a closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

EVLI	=	Free surplus	}	Adjusted net worth
	+	Required surplus

	+	Present value of future profits	}	Value of in-force life business
	–	Cost of capital

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (VIF)18.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. Required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). Assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing free surplus are marked-to-market. Refer to table 13 for a reconciliation of the total capital base to ANW.

8 Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

page 36	Local knowledge. Global power.

The VIF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC and this switch from free surplus to required surplus results in a lower EVLI. The AEGON internal requirement is based on the higher of the local minimum regulatory requirements and Standard and Poor’s local capital adequacy models at AA level, plus any additional internally imposed requirements, if applicable (internal basis). The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements, which then also forms the basis for the solvency requirements for that business throughout this report.

For comparison purposes, addendum 5 includes the embedded value components and the embedded value life insurance per country unit on the regulatory surplus basis.

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period as the sum of the four quarters VNB results over the year which are based on the beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions. The change to end of year economic assumptions is reflected under ‘change in economic assumptions’, while the difference between the assumed and actual investment experience is reflected in the ‘variance from long-term investment return’.

Where pre-tax numbers are presented, the calculations are carried out on an after tax basis and the profits are then grossed up for the relevant corporate tax rate.

Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, reflect the company’s ‘best estimate’ of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends, such as in the UK where the impact of the forthcoming Retail Distribution Review has been taken into account in setting future persistency rate trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company’s best judgment is used taking into consideration the company’s pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies reflect contractual requirements as well as the most current policies, strategies and operations.

Consistent with the close matching approach implemented in 2004, the estate of Guardian Assurance in AEGON UK has been valued assuming its distribution as terminal bonus.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current ‘substantially enacted’ legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under ‘in-force variance’ in the movement analysis in section 2.1.2.

Expenses are based on current experience which can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future 9. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

The target investment mix assumed does not vary with different scenarios. Where the current investment mix is different from the target, the target mix is modeled to be reached over a period of time.

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

Economic assumptions

Economic assumptions used in the embedded value are based on observable market data and projections of future trends. These assumptions are approved by the Executive Board.

Risk discount rate

The discount rates used in embedded value reflect AEGON’s weighted average cost of capital (WACC). From the WACC, AEGON derives an AEGON risk margin as the difference between the WACC and weighted current risk free rates across the three major country units (the US, the Netherlands and the UK). The WACC is calculated using a combination of a group level risk free interest rate, an equity risk premium, an assessment of company risk (beta) and an allowance for the gearing impact of debt financing. Rigid adherence to such an approach can result in inappropriate volatility in the WACC and the derived AEGON risk margin, for example as a result of short-term movements in beta.

Discount rates are then calculated at a country unit level to reflect the AEGON risk margin and the country risk free rate assumption. Where risk free rates are projected to move from current market rates to an ultimate long-term rate, the risk margin is applied to a blended rate to arrive at a single risk discount rate. An allowance for specific risk factors in the new/ smaller country units is included in the discount rates where appropriate.

9 Refer to addendum 6 for the inflation assumptions.

page 38	Local knowledge. Global power.

Equity return

The method used to derive projected equity returns is similar to that used to derive risk discount rates. As in previous years, this method has resulted in the assumption of equity returns at the same level as discount rates. This includes the Netherlands, even though the lower risk premium applicable to this business could have supported an approach where they exceeded the discount rate to achieve consistency of equity returns across euro economies.

Risk free fixed interest returns

Risk free fixed interest returns correspond to the government bond yield for ten-year fixed interest instruments. These returns are used to derive risk discount rates and also underlie projections of returns on reinvestments, which will vary by the duration and credit characteristics of the assumed investment policy. In the Americas and the Eurozone, the assumed returns grade from the current market levels to the long-term assumptions – derived from the forward curve – over a period of approximately five years.

Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

An explicit allowance for the time value of all material embedded options and guarantees has been included by assessing their impact on embedded value life insurance using mostly stochastic modeling. The methodology and assumptions used to assess this for the two regions where the impact on the EVLI is material are described in addendum 7.

Required capital

The solvency requirement underlying the cost of capital allowance in the embedded value is the internal surplus requirement on which the business is managed. This requirement is based on the more stringent of the local regulatory requirement and the Standard and Poor’s local capital adequacy models at an AA level plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

In addition, embedded value figures calculated using the regulatory surplus requirement are shown in table 28, in addendum 5.

Addendum 7: Economic assumptions

Economic assumptions

The economic assumptions for AEGON’s main markets in 2010 and 2009 are presented in table 29. The assumptions are set using a market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Further detail on the setting of discount rates and the economic assumptions in New Markets is also described in this addendum.

Table 29

Economic assumptions 2010	United States	The Netherlands	United Kingdom
Discount rate	8.9%	7.9%	8.7%
Equity returns	8.9%	7.9%	8.7%
Property returns	7.0%	6.6%	8.7%
Risk free fixed interest returns (A)	3.3%	3.3%	3.6%
Net credit spread on fixed interest (bps) (B)	174	126	157
Inflation rate	2.0%	2.0%	3.0%
Tax rate	35.5%	25.0%	27.0%

Economic assumptions 2009	United States	The Netherlands	United Kingdom
Discount rate	8.9%	7.4%	8.8%
Equity returns	8.9%	7.4%	8.8%
Property returns	8.0%	6.7%	8.8%
Risk free fixed interest returns (A)	3.9%	3.8%	4.2%
Net credit spread on fixed interest (bps) (B)	290	124	167
Inflation rate	2.0%	2.0%	2.0%
Tax rate	35.5%	25.5%	28.0%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield. The table above shows start rates only. Refer to table 31 for more detail.

(B Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the ‘fixed interest returns’. The table above shows start rates only. Refer to table 31 for more detail.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions fall within the scope of the independent review and reflect a going concern.

Risk discount rate

The main changes for 2010 were decreases in the short-term risk-free rates across all major countries and an increase in the risk margin. The risk discount rate is determined as a blend of the current and ultimate risk free fixed interest returns (shown in table 31) plus the risk margin. The risk margin to determine equity returns and the discount rate increased to 4.5% for the US and the UK, driven by the higher weighted average cost of capital and the decline in risk-free rates (in 2008 and 2009, the AEGON risk margin was set at 4%). For the Netherlands where the risk margin increased to 4% (0.5% below the US and the UK), with the lower margin reflecting the substantial de-risking of their business profile.

page 40	Local knowledge. Global power.

Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the year-end 2010 and 2009 amounts.

Table 30

Exchange rates		2010		2009
Currency	Abbreviation	Closing rate	Average rate	Closing rate	Average rate
Euro	EUR	1.000	1.000	1.000	1.000
US Dollar	USD	1.336	1.321	1.441	1.407
British Pound	GBP	0.861	0.854	0.888	0.890
Canadian Dollar	CAD	1.332	1.360	1.513	1.577
Polish Zloty	PLN	3.975	3.977	4.105	4.325
Ren Min Bi Yuan	CNY	8.822	8.970	9.835	9.485
Hungarian Forint	HUF	277.950	273.949	270.420	280.293
Czech Republic Krona	CZK	25.061	25.121	26.473	26.334
Romanian Leu	RON	4.262	4.192	4.236	4.235
Turkish New Lira	TRY	2.069	1.987	2.155	2.162

Detailed economic assumptions

Table 31

Economic assumptions 2010	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	8.9%	8.9%	7.0%	3.3%	5.5%	5	174	170	2	2.0%	35.5%
Canada	8.0%	8.0%	-	3.1%	4.0%	5	117	112	2	2.0%	25.8%
Mexico	11.4%	-	-	4.9%	4.9%	-	-	-	-	4.4%	40.0%
The Netherlands	7.9%	7.9%	6.6%	3.3%	4.5%	5	126	126	-	2.0%	25.0%
United Kingdom	8.7%	8.7%	8.7%	3.6%	5.1%	5	157	119	2	3.0%	27.0%
New Markets
Asia
China	10.9%	10.9%	-	4.1%	4.6%	5	137	137	-	3.0%	25.0%
Central and Eastern Europe
Czech Republic	8.8%	8.8%	8.8%	3.9%	4.6%	5	-	-	-	2.0%	19.0%
Hungary	13.0%	13.0%	13.0%	8.0%	8.0%	-	-	-	-	3.0%	19.0%
Poland	10.6%	10.6%	-	6.1%	6.1%	-	-	-	-	3.0%	19.0%
Romania	11.5%	11.5%	-	7.0%	7.0%	-	-	-	-	4.2%	16.0%
Slovakia	8.4%	8.4%	-	3.3%	4.5%	5	-	-	-	3.0%	19.0%
Turkey	15.0%	15.0%	-	8.5%	8.5%	-	-	-	-	5.0%	20.0%
Spain & France
France	8.4%	8.4%	5.6%	3.3%	4.4%	5	55	55	-	2.0%	34.4%
Spain	8.4%	8.4%	8.4%	3.3%	4.5%	5	128	53	2	2.0%	30.0%
Variable Annuities Europe	8.7%	8.7%	8.7%	3.6%	5.1%	5	153	153	-	3.0%	12.5%

Economic assumptions 2009	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	8.9%	8.9%	8.0%	3.9%	6.0%	5	290	130	2	2.0%	35.5%
Canada	8.2%	8.2%	-	3.7%	4.8%	5	104	65	2	2.0%	28.0%
Mexico	12.5%	-	-	6.5%	6.5%	-	-	-	-	4.2%	40.0%
The Netherlands	7.4%	7.4%	6.7%	3.8%	5.0%	5	124	100	2	2.0%	25.5%
United Kingdom	8.8%	8.8%	8.8%	4.2%	5.4%	5	167	119	2	2.0%	28.0%
New Markets
Asia
China	10.2%	10.2%	-	4.0%	4.4%	5	131	131	-	3.0%	25.0%
Central and Eastern Europe
Czech Republic	8.3%	8.3%	8.3%	4.3%	4.3%	-	-	-	-	3.0%	19.0%
Hungary	12.0%	12.0%	12.0%	8.0%	8.0%	-	-	-	-	3.0%	19.0%
Poland	10.2%	10.2%	-	6.2%	6.2%	-	-	-	-	3.0%	19.0%
Romania	13.0%	13.0%	-	9.0%	9.0%	-	-	-	-	4.0%	16.0%
Slovakia	8.4%	8.4%	-	3.8%	5.0%	5	-	-	-	3.0%	19.0%
Turkey	15.0%	15.0%	-	9.0%	9.0%	-	-	-	-	5.0%	20.0%
Spain & France
France	8.4%	8.4%	8.4%	3.8%	5.0%	5	90	50	1	2.0%	34.4%
Spain	8.4%	8.4%	8.4%	3.8%	5.0%	5	126	90	2	2.0%	30.0%
Variable Annuities Europe	8.8%	8.8%	8.8%	4.2%	5.4%	5	127	127	-	2.0%	12.5%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield.

(B) Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the risk free fixed interest returns.

page 42	Local knowledge. Global power.

Americas

Stochastic modeling methodology

The embedded value is taken as the average of the values calculated over a range of stochastic scenarios. The risk discount rate used in each scenario is described in table 29.

Scenarios for general account products

¿	Treasury yield curve scenarios

These scenarios model the US treasury yield curve. The underlying dynamics of the scenario generator are lognormal, with mean reversion to the assumed interest rate levels as described in table 29 as well as further adjustments in the event that the rates become too extreme. A short maturity (90-day) and long maturity (10-year) rate are projected. For both rates a quarterly volatility, a mean reversion target, and a mean reversion factor are specified, as well as a correlation between the movements of the two projected rates. Volatilities (standard deviations) are based on historical data. The net credit spreads are not assumed to vary by scenario.

Table 32

Stochastic modeling mean reversion targets
Maturity	Reversion target	Quarterly yield volatility
90-day	4.10%	16%
10-year	5.48%	8%

¿	Equity scenarios

Common stock and preferred stock account for less than 2% of the total AEGON USA general account assets. Therefore, these are not modeled separately.

Scenarios for separate account products

These scenarios cover various classes of equities and fixed income investments (bonds, money markets) as benchmarks for separate account funds. The underlying dynamics of the generator are lognormal, with inputs of expected returns and volatilities for each fund class as well as correlations between fund classes. Volatilities and correlations between funds are based on historical data. The current economic environment and forward-looking assumptions as per the dividend discount model were used to determine expected annual returns.

Within the stochastic scenarios, non-economic assumptions such as lapses are modeled dynamically. No management behavior is modeled.

Table 33

Stochastic modeling assumptions	Effective annualized long-term gross return	Annual price volatility(A)
Equity	8.90%	20.00%
Convertible bonds	7.87%	10.75%
Barclays Capital Aggregate Bond	6.20%	3.75%
Money market	4.10%	0.50%

(A) Volatilities in this table are with respect to volatilities of returns.

Table 34

Correlation matrix (A)	Equity	Convertible bonds	Barclays Capital Aggregate Bond	Money market
Equity	1.00	0.85	0.07	0.10
Convertible bonds	0.85	1.00	0.21	0.11
Barclays Capital Aggregate Bond	0.07	0.21	1.00	0.10
Money market	0.10	0.11	0.10	1.00

(A) Correlations in this table are with respect to correlations of returns.

The Netherlands

Stochastic modeling methodology

The allowance in embedded value for the minimum interest guarantees in the life insurance portfolio (traditional business, unit-linked portfolios and separate account contracts) is calculated stochastically, where applicable. The impact of the financial options is calculated using the average values of the future after-tax shortfalls and profit-sharing over a range of stochastic scenarios, discounted using the risk discount rate described in table 29.

Within the stochastic scenarios non-economic assumptions are based on best estimates. No management behavior is modeled.

Scenarios for general account products

Profit sharing is mainly driven by an externally defined basket of government bonds. Therefore, no equity return or correlation assumptions are required to assess the exposure to the financial options and guarantees embedded in the traditional products.

At year-end 2010, the book yield on this basket equaled 2.29%. To assess the value of the minimum guarantees, a mean reversion target return of 4.52% is assumed for this benchmark. Projected interest rate scenarios are specified taking into account correlation between successive years, the mean reversion target and volatility. The model volatility is related to the implied volatility of the 7-year yield as an approximation of the actual volatility of the profit-sharing benchmark.

Table 35

Stochastic modeling mean reversion targets
	Reversion target	Annual yield volatility
Profit-sharing rate	4.52%	19.0%

Scenarios for unit-linked and separate account pension products

The unit-linked portfolio and separate account pension contracts are backed by a mix of equities and fixed income investments. The underlying dynamics of the scenario generators are lognormal, with inputs of expected returns and volatilities as well as the correlation matrix. The following tables include the mix of the underlying assets, the expected returns, volatilities per asset class and the assumed correlations for each of the unit-linked and separate account products. Volatilities and correlations between asset classes are based on historical data.

page 44	Local knowledge. Global power.

Table 36

Stochastic modeling unit-linked portfolio
AEGON funds	Expected return			Annual price volatility
	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity fund	7.90%	7.90%	-	16.50%	17.10%	5
Fixed income fund	1.22%	3.93%	5	3.90%	3.90%	-
Property fund	7.90%	7.90%	-	16.50%	17.10%	5
Mix fund (A)	4.48%	5.87%	5	7.60%	7.70%	5
Government bonds fund	3.89%	5.52%	5	0.60%	0.60%	-

(A) The AEGON Mix fund is a combination of 40% equity fund, 55% fixed income fund and 5% property fund.

Table 37

Stochastic modeling unit-linked portfolio
Correlation matrix (A)	Equity			Fixed income			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	-0.28	-0.26	5	0.74	0.56	5
Fixed income	-0.28	-0.26	5	1.00	1.00	-	-0.26	-0.05	5
Property	0.74	0.56	5	-0.26	-0.05	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

Table 38

Stochastic modeling separate account pensions
		Annual Price Volatility
	Distribution	Start	Ultimate	Grading period
Equity (A)	14.9%	16.50%	17.10%	5
Fixed income (A)	82.6%	3.90%	3.80%	5
Property (A)	2.5%	16.50%	17.10%	5

(A) The expected returns used in stochastic modeling for these asset classes are the same as in table 31.

Table 39

Stochastic modeling separate account pensions
Correlation matrix (A)		Equity		Fixed income			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	-0.28	-0.26	5	0.74	0.56	5
Bonds	-0.28	-0.26	5	1.00	1.00	-	-0.26	-0.05	5
Property	0.74	0.56	5	-0.26	-0.05	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

Addendum 8: Recoverability of DPAC

This section discusses a number of differences between embedded value and the accounting treatment of deferred policy acquisition costs (DPAC), including value of business acquired (VOBA), with the aim of linking embedded value to DPAC. The DPAC analyzed here is on an IFRS basis.

Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Every year the DPAC are tested by country unit and product line to assess the recoverability. Included in DPAC is the VOBA resulting from acquisitions, which is equal to a proportion of the present value of estimated future profits on insurance policies in-force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing.

Differences between the assessment of embedded value and DPAC/VOBA, include, but are not limited to, the following:

¿	DPAC/VOBA in most countries is based on different accounting assumptions from those used in EVLI.
¿	DPAC/VOBA should be compared to IFRS profits instead of local statutory profits, on which EVLI is based.
¿	DPAC/VOBA under IFRS is reported pre-tax; EVLI is on an after tax basis.

In the Netherlands and a number of other country units, DPAC/VOBA is reflected in EVLI, where it is an admissible asset.

Under the EV framework, the present value of future profits (PVFP) represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate. For the reasons explained above, this PVFP cannot be compared directly to the DPAC/VOBA.

To arrive at a comparable basis, the profits included in the PVFP are adjusted to represent the present value of future pre-tax IFRS profits, before DPAC/VOBA amortization and discounted at the earned rate, net of investment charges/ expenses. The outcome of this calculation is compared to outstanding DPAC/VOBA balances to give an indication of the extent to which the aggregate DPAC/VOBA is recoverable. However, it should be noted that actual DPAC/VOBA recoverability testing does not occur in aggregate but rather at a lower level of segmentation and hence accelerated amortization may be required from time to time on specific blocks or segments of business even though ample coverage exists in aggregate.

Table 40 shows that total life insurance DPAC/VOBA has a coverage ratio of 205%. All of the regions showed coverage ratios above 100%.

Table 40

DPAC recoverability (amounts in EUR millions, pre tax)	Americas	The Netherlands	United Kingdom	New Markets	Total 2010
Adjusted PVFP	17,900	5,500	5,493	1,620	30,513
Gross DPAC	9,988	349	4,079	439	14,855
Coverage	179%	1576%	135%	369%	205%

page 46	Local knowledge. Global power.

Addendum 9: Glossary and abbreviations

Glossary

Base case	The EVLI, TEV and VNB calculated under the set of assumptions and methodology outlined in addendum 6 ‘Methodology’. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.

Closed book	An assumption that the portfolio will run off after the valuation date and is not expected to grow with future new business.

Cost of capital	The cost related to having to hold solvency capital that will constrain distributions to shareholders. The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

Discount rate	The rate at which future cash flows are discounted back to the valuation date.

Embedded options and guarantees	Can apply to both assets and liabilities of AEGON. On assets, refers to features such as the ability to exercise an option to call, put, prepay or convert an asset. On liabilities, refers to features such as minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life insurance	The contributed capital invested in AEGON’s life operations, the adjusted net worth and the present value of the existing life insurance business at the valuation date less the cost of capital and excluding any value attributable to future new business.

Embedded value life insurance movement	The change in embedded value life insurance from one reporting year to another.

Embedded value operating margin	Return on embedded value life insurance from operating activities. Defined as embedded value operating return divided by beginning of year embedded value life insurance (after any beginning of year adjustments) on a constant currency basis.

Embedded value operating return	Embedded value life insurance earnings from operating activities. Defined as the value of new business plus in-force performance.

Embedded value total margin	Return on embedded value life insurance from all sources. Defined as embedded value total return divided by beginning of year embedded value (after any beginning of year adjustments) in euros.

Embedded value total return	Embedded value life insurance earnings from all sources, not including capital movements. Defined as embedded value operating return plus the variance from long-term investment return, changes in economic assumptions, currency exchange differences and miscellaneous impacts.

European Embedded Value Principles	A consistent framework for the calculation and reporting of embedded value published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers.

Free surplus	Excess of assets available at the valuation date over capital needed to support the business (liabilities and required surplus).

Going concern basis	Business outlook assumption that expects the business to behave under normal conditions but excluding the value generated by future new business.

Gross value of new business	The value of new business, grossed-up at the effective new business corporate tax rate, before allowance for the cost of capital.

In-force business	Contracts and policies that are in effect as at the valuation date.

In-force performance	Defined as unwinding discount rate plus current-year experience variance from non-economic assumptions within management control plus change in operating assumptions.

Internal rate of return	The discount rate at which the present value of the distributable earnings from new business equals the investment in new business, i.e. the projected return on the initial investment in new business.

Internal surplus basis	The more stringent of local regulatory solvency requirements and Standard and Poor’s (S&P) solvency requirements at AA level, plus any additional internally imposed requirements, if applicable.

International financial reporting standards	A set of accounting standards developed by the International Accounting Standards Board. All publicly listed companies in the European Union are required to prepare their financial statements in conformity with IFRS beginning January 1, 2005.

IFRS book value	Net asset value based on international financial reporting standards.

Mark-to-market	The adjustment of the asset value from regulatory value to market value.

Movement analysis	An explanation of the change in embedded value life insurance from one reporting period to the next.

Net asset spreads	Excess of net investment return over the risk free rate.

Persistency	The rate at which policies and contracts remain in-force.

Present value of distributable earnings	The discounted value of expected future distributable earnings as at the valuation date at the discount rate.

Present value of new business premiums	The discounted value of modeled premiums on the block of business sold in the latest reporting year.

Present value of future profits	The present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate.

Reporting segment	The product type categories of business on which AEGON reports externally for IFRS and EVLI/TEV.

page 48	Local knowledge. Global power.

Required surplus

The capital that AEGON is required to hold in order to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standard

& Poor’s and Moody’s).

Reserve base	Methodology or principle basis to calculate the level of reserves.

Total embedded value	The sum of the embedded value life insurance and the value of the other activities and holding activities.

Time value of money	The expected value of money at a certain valuation date.

Unwind of discount	Expected return on the beginning of year EVLI.

Value of new business

The present value of the future distributable earnings on the block of business sold in the latest reporting year. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions.

Value of in-force	The present value of the expected future profits emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis	Explanation of the difference between actual and expected experience related to assumptions.

Abbreviations

A&H	Accident & health
ANW	Adjusted net worth
APE	Annualized premium equivalent
BoY	Beginning of year
CoC	Cost of capital
DPAC	Deferred policy acquisition costs
EEV	European embedded value
EoY	End of year
EVLI	Embedded value life insurance
FA	Fixed annuities
Fee	Fee business
FS	Free surplus
IFRS	International financial reporting standards
IGP	Institutional guaranteed products
IRR	Internal rate of return
LAP	Life for account of policyholders
PVDE	Present value of distributable earnings
PVFP	Present value of future profits
PVNBP	Present value of new business premiums
RS	Required surplus
TEV	Total embedded value
TL	Traditional life
VA	Variable annuities
VIF	Value of in-force business
VNB	Value of new business
VOBA	Value of business acquired

page 50	Local knowledge. Global power.

Disclaimers

Cautionary note regarding non-GAAP measures

This document includes non-GAAP financial measures. Embedded value is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. AEGON’s management believes that embedded value and its related measures, in conjunction with other publicly disclosed financial information, can provide valuable additional information for analysts and investors to assess a range of values inherent in its life insurance business. Calculation of embedded value requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance, value of new business and other related measures are intended to reflect industry best practices for the purpose of supplementary reporting, and AEGON believes its methodology is consistent with European Embedded Value (EEV) principles. Please see Addendum 6, Methodology for an explanation of the basis on which AEGON prepares its EEV. AEGON believes that these non-GAAP measures provide meaningful information for the investment community to evaluate AEGON’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
¿	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
¿	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
¿	The frequency and severity of insured loss events;
¿	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¿	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general;
¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¿	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
¿	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
¿	Acts of God, acts of terrorism, acts of war and pandemics;
¿	Changes in the policies of central banks and/or governments;
¿

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¿

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¿	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
¿	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
¿	Customer responsiveness to both new products and distribution channels;
¿	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
¿

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions; and

¿	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Corporate and shareholder information

Headquarters		Publication date figures in 2011
AEGON N.V.		Thursday, August 11, 2011	Results second quarter 2011
P.O. Box 85		Thursday, November 10, 2011	Results third quarter 2011
2501CB The Hague
The Netherlands
Telephone	+ 31 (0) 70 344 32 10
www.aegon.com
Group Corporate Communications & Investor Relations

Media relations
Telephone	+ 31 (0) 70 344 89 56
E-mail	gcc-ir@aegon.com

Investor relations
Telephone or	+ 31 (0) 70 344 83 05 877 548 96 68 - toll free, USA only
E-mail	ir@aegon.com

page 52	Local knowledge. Global power.

About AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and asset management company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,000 people and serve some 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, shareholders, employees and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets by 2015.